SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/25/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
587,587

8. SHARED VOTING POWER
566,702

9. SOLE DISPOSITIVE POWER
587,587
_______________________________________________________

10. SHARED DISPOSITIVE POWER
566,702



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,154,289 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.01%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
587,587

8. SHARED VOTING POWER
566,702

9. SOLE DISPOSITIVE POWER
587,587
_______________________________________________________

10. SHARED DISPOSITIVE POWER
566,702



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,154,289 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.01%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
587,587

8. SHARED VOTING POWER
566,702

9. SOLE DISPOSITIVE POWER
587,587
_______________________________________________________

10. SHARED DISPOSITIVE POWER
566,702



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,154,289 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.01%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________
7. SOLE VOTING POWER
587,587

8. SHARED VOTING POWER
566,702

9. SOLE DISPOSITIVE POWER
587,587
_______________________________________________________

10. SHARED DISPOSITIVE POWER
566,702



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,154,289 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.01%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Stewart Information Services ("STC" or the "Issuer").

The principal executive offices of STC are located at 1980 POST OAK BLVD
HOUSTON TX 77056



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe Stewart's business has the potential to achieve much higher earnings and that its common stock is significantly undervalued relative to its peers. They believe that its undervalued share price stems primarily from the existence of Stewart's Class B common stock. The holders of the Class B shares own about 5% of the Stewart's equity but have the power to elect four of Stewart's nine directors. Additionally, the holders of the Class B shares, unlike the common shareholders, are not entitled to any dividends. As a result, there are irreconcilable conflicts of interest between the Class B shareholders and the common shareholders. The filing persons believe a capital structure that creates such conflicts is inappropriate and harmful for a public company.

The filing persons believe Stewart could be sold for a price that is significantly higher than its current market capitalization, and that a sale is the surest way to maximize shareholder value. They have had discussions with management and, while they may engage in further discussions, they currently intend to solicit proxies for the annual meeting to (1) support a proposal to eliminate Class B stock, and (2) elect directors who are committed to maximizing shareholder value sooner rather than later including consideration of a sale of the Company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on October 31, 2014, there were 23,055,143 shares of common stock outstanding as of October 29, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 25, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,154,289 shares of STC (representing 5.01% of STC's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,154,289 shares of STC include 587,587 shares (representing 2.55% of STC's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd.,
Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,154,289 shares of STC beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 566,702 shares (representing 2.46% of STC's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 587,587 shares. Bulldog Investors, LLC has shared power to dispose of and vote 566,702 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of STC's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of STC were purchased:

Date:		        Shares:		Price:
02/10/15		1,984		36.2500
02/19/15		15,437		36.0854
02/20/15		17,477		36.0203
02/20/15		3,000		36.0167
02/23/15		15,400		35.8957
02/23/15		1,500		35.9167
02/24/15		18,266		36.4539
02/25/15		15,000		36.7281




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibits 1 & 99


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/26/15

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 26TH day of February, 2015, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Stewart Information Services
(STC), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of STC;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member